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  EXHIBIT (a)(2) - FORM OF COVER LETTER TO ELIGIBLE OPTION HOLDERS AND SUMMARY
  OF TERMS.




                                                               December 21, 2001





Dear ___________:

           Attached you will find the details of a stock option exchange program. As you know, we are committed to the concept of employees as owners. Because of the recent stock market volatility and your continued dedication, we want to offer this exchange program. We believe this program will help to further align the interests of the company and each employee.

           Please take the time to carefully read the documents and instructions enclosed with this letter. You need to return the election form no later than 12 midnight, eastern standard time, on January 22, 2002.

           Safeguard Scientifics, Inc. is offering to purchase all of your outstanding options with an exercise price of $15.00 or more (the "options") that were issued under the 1990 Stock Option Plan, the 1999 Equity Compensation Plan, or the 2001 Associates Equity Compensation Plan (the "equity plans"). In exchange for the options, we will issue optionholders "restricted stock" that will be subject to certain restrictions until the shares vest. This offer is made pursuant to the terms and conditions set forth in the accompanying offer to purchase and letter of transmittal (the "offer"). If you tender any of your eligible options you must tender all of you eligible options. Your outstanding options eligible for purchase in the offer are listed by grant date on Schedule A, attached to the personalized election form which is being delivered to you with this offer. If you tender all of your options and your options are accepted for purchase, you will receive the number of shares of restricted stock having the vesting terms set forth in that Schedule A. The award of restricted stock will be subject to the terms of the plans and a new restricted stock award agreement between you and us. If we accept your options for exchange, we will forward the new restricted stock award agreement to you promptly after expiration of the offer. There are no immediate tax consequences of receiving restricted stock in exchange for your options, unless you make an election under
Section 83(b) of the Internal Revenue Code. A more detailed discussion of the tax consequences occurring when the restricted stock vests, and of the Section 83(b) election, is contained in the offer to exchange. If you decide to tender your options pursuant to the offer, please complete, sign and return the letter of transmittal to: Safeguard Scientifics, Inc., Building 800, 435 Devon Park Drive, Wayne, PA 19087 Attn: Deirdre Blackburn, prior to the expiration of the offer. PLEASE NOTE THAT YOUR PARTICIPATION IN THE OFFER IS COMPLETELY VOLUNTARY. We neither require nor request that you tender any of your options in the offer. Furthermore, we suggest that before you make your decision, you consult with your own legal, financial and accounting advisers as to the

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consequences of tendering your options in the offer. If you have any questions concerning the offer, please contact Deirdre Blackburn (at 610-975-4943) or Jeff Klauder (at 610-975-4984).

Very truly yours,


Anthony Craig
President and Chief Executive Officer




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